December 23, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for Quarter Ended September 30, 2008
File Number: 001-09828

Dear Mr. Rosenberg:

This letter relates to your letter dated November 25, 2008 addressed to Daniel J. Coots, Chief Financial Officer of Gainsco, Inc. We note that the letter was postmarked on December 15, 2008 and first received by Mr. Coots on December 22, 2008.

As discussed today by telephone with Mr. Gus Rodriguez, we expect to be able to provide a complete response by January 23, 2009.

If you have any questions regarding this response or require additional information, please contact the undersigned.

Very truly yours,

/s/ John S. Daniels
John S. Daniels
General Counsel
GAINSCO, INC.
972.629.4411 (voice)
972.629.4401 (fax)
jdaniels@gainsco.com (e-mail)